Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

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Direct Dial Number +1-617-778-9001	E-mail Address kenneth.burdon@stblaw.com

VIA EDGAR

May 30, 2024

Re:	SkyBridge Multi-Adviser Hedge Fund Portfolios LLC
Securities Act File No. 333-265264
Investment Company Act File No. 811-21190
Post-Effective Amendment No. 3

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

To Whom It May Concern:

On behalf of SkyBridge Multi-Adviser Hedge Fund Portfolios LLC (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”).

The Amendment is being filed pursuant to Rule 486(a) under the 1933 Act in order to reflect a change to the Company’s name and a change to the Company’s policy to invest at least 80% of its assets in hedge funds managed by multiple third-party investment managers and to amend disclosure regarding certain administrative fees paid by the Company. It is proposed that the Amendment will become effective 60 days after filing pursuant to Rule 486(a) under the 1933 Act on July 29, 2024.

Should members of the staff have any questions or comments concerning the Amendment, they should call the undersigned at (617) 778-9001.

Very truly yours,
/s/ Kenneth Burdon

cc:	Rajib Chanda, Esq.
Marie Noble, Esq.

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